innocom
Technology Holdings, Inc.
創通科技控股有限公司

09 December 2010

Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re: Innocom Technology Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended June 30, 2008
Form 10-K for the Fiscal Year Ended December 31, 2009

SEC Staff:

In connection with your response to the SEC comment letter regarding the Company's Periodic Reports set forth above and the Company's responses, I represent the following as requested by SEC Staff:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Innocom Technology Holdings, Inc.

Eddie Cheung Wai Hung
Chief Financial Officer

Suite 901, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong
Tel: (852) 3102 1602 Fax: (852) 3102 1932 email: info@innocomtechnology.com website: www.innocomtechnology.com